UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2015

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: August 13, 2015	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

Intertape Polymer Group Reports 2015 Second Quarter Results

Net earnings of $11.7 million ($0.19 diluted earnings per share) and Adjusted EBITDA of $27.1 million

MONTREAL, QUEBEC and SARASOTA, FLORIDA – August 13, 2015 - Intertape Polymer Group Inc. (TSX:ITP) (the “Company”) today released results for the second quarter ended June 30, 2015. All amounts in this press release are denominated in US dollars unless otherwise indicated and all percentages are calculated on unrounded numbers.

Second Quarter 2015 Highlights (as compared to first quarter 2015):

•	Revenue increased 4.0% to $196.6 million in line with expectations

•	Includes 5% increase in sales volume due to stronger demand

•	Better Packages acquired for approximately $16.0 million on April 7, 2015

•	Acquired operations generated revenue of $4.3 million

•	Gross margin increased to 21.6% from 19.6% with the largest factor being an increase in the spread between selling prices and lower raw material costs.

•	Net earnings decreased less than $0.1 million to $11.7 million.

•	Adjusted EBITDA* increased 15.1% to $27.1 million.

•	Cash flows from operating activities were $25.7 million

•	Free cash flows* were $19.6 million

•	The Company experienced production yield and operating inefficiencies related to the ramp-up of the South Carolina Project duct tape production resulting in a net negative impact on gross profit and adjusted EBITDA* of $1.3 million.

•	The Company still expects to realize approximately $13 million of cost savings at the completion of the South Carolina Project, but has revised its guidance to reflect a more gradual ramp-up.

* Non-GAAP financial measure. For definitions and a reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures, see “Non-GAAP Financial Measures” below.

Other Announcements:

•	On June 4, 2015, the Board of Directors appointed Mr. George J. Bunze as the new Chairman of the Board following the retirement of the former Chairman, Mr. Eric E. Baker.

•	From the inception of its normal course issuer bid (“NCIB”) through June 30, 2015, the Company repurchased 1,564,588 common shares for a total purchase price of $21.3 million.

•	The Company announced the renewal of its NCIB effective July 10, 2015 which the Company will be entitled to repurchase for cancellation up to 2,000,000 common shares in the twelve-month period ending July 9, 2016.

•	On August 12, 2015, the Board of Directors amended the Company’s quarterly dividend policy to increase the annualized dividend by 8% from $0.48 to $0.52 per common share.

“For the second quarter, we reported revenue, gross margin and adjusted EBITDA in line with our expectations. Our profitability benefited from the positive impact of lower petroleum-based raw material costs and our sales volume returned to a more normal level of demand following inventory de-stocking that occurred in the prior two quarters,” indicated Greg Yull, President and CEO.

“During the quarter, the ramp-up of duct tape production at the new Blythewood, South Carolina facility resulted in meaningful production yield and operating inefficiencies. The effect of these inefficiencies being greater than the initial cost savings resulted in a net negative impact of $1.3 million on gross profit and adjusted EBITDA for the second quarter of 2015. At this stage, we anticipate a significant reduction in the run rate of those inefficiencies in the second half of 2015.”

“The issues encountered will also impact the commencement of masking tape production in the new facility resulting in an extended timeline for the South Carolina Project. Initial total project cost savings of approximately $13 million that started in 2015 are now expected to be realized more gradually resulting in the full cost savings being realized by fiscal 2017 instead of 2016 as previously announced.”

“Despite the production start-up issues encountered, we believe the South Carolina Project remains a sound large-scale investment fully supported by our commitment to the environment, product quality leadership, better service to our customers and lower manufacturing costs,” concluded Mr. Yull.

On August 12, 2015, the Board of Directors amended the Company’s quarterly dividend policy to increase the annualized dividend from $0.48 to $0.52 per share and concurrently declared a dividend of $0.13 per common share payable on September 30, 2015 to shareholders of record at the close of business on September 15, 2015. The Board’s decision to increase the dividend was based on the Company’s strong financial position and positive outlook. The declaration and payment of future dividends, however, are discretionary and will be subject to determination by the Board of Directors each quarter following its review of, among other considerations, the Company’s financial performance and the Company’s legal ability to pay dividends. These dividends will be designated by the Company as “eligible dividends” as defined in Subsection 89(1) of the Income Tax Act (Canada).

Revenue for the second quarter of 2015 totalled $196.6 million, a 3.1% decrease from $202.9 million for the second quarter of 2014. The decrease in revenue was primarily due to an approximately 8% or $15.6 million decrease in average selling price, including the impact of product mix, due to an unfavourable product mix, the unfavourable impact of the stronger US dollar, and lower selling prices driven by lower petroleum-based raw material costs. In addition, $4.9 million in sales were attributed to the commissioning of the South Carolina Project and therefore were accounted for as a reduction of revenue and a reduction of the cost of the South Carolina Project. This reduction in revenue had a minimal impact to gross profit as the related cost of sales was also applied to the cost of the South Carolina Project.

The above-mentioned factors were partially offset by an increase in sales volume of approximately 5% or $9.8 million due to increased demand across all major product categories. The Company believes that the increase in product demand was primarily driven by customers returning to a normal level of demand following the inventory de-stocking that started at the end of 2014. In addition, $4.3 million of revenue was generated by the Better Packages acquisition on April 7, 2015.

Revenue for the second quarter of 2015 increased 4.0% from $189.0 million for the first quarter of 2015. The increase in revenue was primarily due to an increase in sales volume of approximately 5% or $10.1 million driven by increased demand in film and tape products as well as the Better Packages acquisition. These increases were partially offset by a decline in the average selling price of approximately 1% or $2 million and the $4.9 million reduction in revenue attributed to the commissioning of the South Carolina Project.

Gross margin was 21.6% in the second quarter of 2015 and 21.7% in the second quarter of 2014. Gross margin decreased slightly primarily due to an increase in manufacturing inefficiencies and certain manufacturing costs, and an unfavourable product mix, partially offset by favourable results of the Company’s manufacturing cost reduction programs, an increase in the spread between selling prices and lower raw material costs, and a decrease in freight costs.

Gross margin increased from 19.6% for the first quarter of 2015. This increase was primarily due to an increase in the spread between selling prices and raw material costs, a decrease in South Carolina Duplicate Overhead Costs, and a favourable product mix, partially offset by manufacturing ramp-up inefficiencies related to the South Carolina Project.

Net earnings for the second quarter of 2015 totalled $11.7 million ($0.19 diluted earnings per share), a $0.4 million decrease from $12.1 million ($0.19 diluted earnings per share) for the same period in 2014. The decrease in net earnings was primarily due to an increase in selling, general, and administrative expenses (“SG&A”) resulting from an increase in stock-based compensation expense and the Better Packages acquisition, and a decrease in gross profit, partially offset by a decrease in income tax expense.

Adjusted net earnings* for the second quarter of 2015 decreased to $14.1 million ($0.23 diluted adjusted earnings* per share) from $14.7 million ($0.23 diluted adjusted earnings* per share) for the same period in 2014. The decrease in adjusted net earnings* was primarily due to a decrease in gross profit, an increase in SG&A from the Better Packages acquisition, and an increase in research expenses associated with the South Carolina Project, partially offset by a decrease in income tax expense.

Adjusted EBITDA* totalled $27.1 million for the second quarter of 2015, an 8.1% decrease from $29.5 million for the same period in 2014 and a 15.1% increase from $23.5 million for the first quarter of 2015. The decrease in adjusted EBITDA* compared to the second quarter of 2014 was primarily due to a decrease in gross profit, an increase in research expenses associated with the South Carolina Project and an increase in SG&A from the Better Packages acquisition. The increase in adjusted EBITDA* compared to the first quarter of 2015 was primarily due to an increase in gross profit partially offset by increases in variable compensation expenses and SG&A from the Better Packages acquisition.

Cash flows from operating activities increased in the second quarter of 2015 by $7.6 million to $25.7 million from $18.2 million for the same period in 2014, primarily due to an increase in accounts payable and accrued liabilities related to timing of annual compensation payments, and a decrease in inventory, partially offset by an increase in income taxes paid in the second quarter of 2015 related to the installment of US alternative minimum tax.

Free cash flows* increased in the second quarter of 2015 by $11.6 million to $19.6 million from $8.0 million for the same period in 2014, due to higher cash flows from operating activities and lower capital expenditures.

As of June 30, 2015, the Company had total cash and loan availability of $170.3 million. Net debt as of June 30, 2015 was $148.1 million, an increase of $33.2 million from December 31, 2014. The debt to trailing twelve month adjusted EBITDA* ratio was 1.7 as of June 30, 2015. Net debt is calculated as long-term debt plus installments on long-term debt less cash.

South Carolina Project Update

The “South Carolina Project” refers to the previously announced relocation and modernization of the Company’s Columbia, South Carolina manufacturing operation. This project involves moving the Company’s duct tape and masking tape production to a new state-of-the-art facility in Blythewood, South Carolina as well as moving flatback tape production to the Company’s existing facility in Marysville, Michigan. “South Carolina Duplicate Overhead Costs” are temporary operating cost increases related to operating both plants in South Carolina simultaneously and performing planned actions to mitigate risk associated with new technology, including state-of-the-art equipment, to support the South Carolina Project.

The Company transferred production of flatback tape to its Marysville, Michigan facility in March 2015 and production of duct tape to the new Blythewood facility in early April 2015. During the second quarter of 2015, commissioning of the duct tape production line was ongoing in order to work toward the attainment of target levels of product quality balanced with production efficiency. Although the Company was able to meet customer demand for duct tape during the quarter, there were production yield and operating inefficiencies related to the ramp-up of duct tape production that had a negative impact on results in the quarter. However, these inefficiencies improved throughout the second quarter and continue to improve into the third quarter of 2015. Lastly, the Company continues to conduct tests on the masking tape product produced at the Blythewood facility and now expects to fully transfer production from the Columbia facility by the end of the second quarter of 2016.

Despite the aforementioned ramp-up issues, the annual cost savings of $13 million are still expected to be fully realized, but the realization of those cost savings will be more gradual than previously expected due to the ramp-up inefficiencies as well as a delay in the transfer of masking tape production to the Blythewood facility. The impact on gross profit and adjusted EBITDA for the relevant periods is as follows:

•	The Company experienced a net negative impact of $1.3 million on gross profit and adjusted EBITDA for the second quarter of 2015.

•	Production improvements are expected in the third and fourth quarters of 2015 compared to the second quarter of 2015 as ramp-up inefficiencies are reduced in the duct tape production process. However, despite this expected improvement, management expects the impact on gross profit and adjusted EBITDA to remain negative in the second half of 2015.

•	A significant net positive impact is expected in 2016 compared to 2015 due to the expected optimization of the duct tape production processes as well as the transfer of masking tape production to the Blythewood facility by the end of the second quarter of 2016.

•	Management expects that all ramp-up inefficiencies will be resolved in both duct and masking tape production at the Blythewood facility by the beginning of 2017, thereby resulting in the realization of the full extent of the expected cost savings.

For the three and six months ended June 30, 2015, South Carolina Duplicate Overhead Costs included in gross profit were approximately $0.8 million and $3.0 million, respectively. The Company now expects South Carolina Duplicate Overhead Costs to total approximately $5 million for 2015. For 2016, the Company expects South Carolina Duplicate Overhead Costs of approximately $1 million per quarter to continue until masking tape production is fully transferred to the Blythewood facility.

As the Company was in the process of commissioning the duct production line throughout the second quarter of 2015, $4.9 million of sales attributed to the commissioning efforts were accounted for as a reduction of revenue (“South Carolina Commissioning Revenue Reduction”) and a reduction of the cost of the South Carolina Project. However, the impact on gross profit and capital expenditures was minimal due to the requirement to offset this revenue with the associated cost of sales in the reclassification of the related gross profit as a reduction of the capital expenditures.

As a result of the delay in the optimization of the South Carolina Project, manufacturing cost reductions for 2015 are now expected to be between $9 and $12 million, down from the expected range of $13 to $16 million announced in the first quarter of 2015.

As of June 30, 2015, capital expenditures for the South Carolina Project since inception total $53.0 million. South Carolina Project capital expenditures recorded were $0.8 million and $4.1 million for the three and six months ended June 30, 2015, respectively. Capital expenditures relating to the South Carolina Project since inception are expected to total approximately $55 million by the completion of the project.

The Company has previously stated that it expected to achieve a gross margin of between 22% and 24% upon completion of the South Carolina Project. Assuming that raw material costs remain at current levels along with the continued reduction of the production ramp-up inefficiencies, the Company expects to achieve this gross margin target prior to the completion of the South Carolina Project.

Outlook

The Company anticipates revenue for the third quarter of 2015 to be higher compared to revenue for the second quarter of 2015 primarily due to seasonally higher sales volume.

Gross margin for the third quarter of 2015 is anticipated to be lower compared to the second quarter of 2015 primarily due to sequentially higher manufacturing overhead related to the planned annual maintenance shutdowns at many of the Company’s manufacturing facilities.

As a result of the revenue and gross margin outlook above, adjusted EBITDA for the third quarter of 2015 is anticipated to be similar to the second quarter of 2015.

Non-GAAP Financial Measures

This press release contains certain non-GAAP financial measures as defined under applicable securities legislation, including EBITDA, adjusted EBITDA, adjusted net earnings (loss), adjusted earnings (loss) per share, and free cash flows. The Company believes such non-GAAP financial measures improve the period-to-period comparability of the Company’s results by providing more insight into the performance of ongoing core business operations. As required by applicable securities legislation, the Company has provided definitions of those measures and reconciliations of those measures to the most directly comparable GAAP financial measures. Investors and other readers are encouraged to review the related GAAP financial measures and the reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures set forth below and should consider non-GAAP financial measures only as a supplement to, and not as a substitute for or as a superior measure to, measures of financial performance prepared in accordance with GAAP.

EBITDA and Adjusted EBITDA

A reconciliation of the Company’s EBITDA, a non-GAAP financial measure, to net earnings (loss), the most directly comparable GAAP financial measure, is set out in the EBITDA reconciliation table below. EBITDA should not be construed as earnings (loss) before income taxes, net earnings (loss) or cash flows from operating activities as determined by GAAP. The Company defines EBITDA as net earnings (loss) before (i) interest and other finance costs; (ii) income tax expense (benefit); (iii) amortization of intangible assets; and (iv) depreciation of property, plant and equipment. Adjusted EBITDA is defined as EBITDA before (i) manufacturing facility closures, restructuring and other related charges; (ii) stock-based compensation expense (benefit); (iii) impairment of goodwill; (iv) impairment of long-lived assets and other assets; (v) write-down on assets classified as held-for-sale; (vi) (gain) loss on disposal of property, plant and equipment; and (vii) other discrete items as shown in the table below. The terms “EBITDA” and “adjusted EBITDA” do not have any standardized meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA and adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flows from operating activities or as alternatives to net earnings (loss) as indicators of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because it believes that they permit investors to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-operating expenses as well as certain non-cash expenses and non-recurring expenses. In addition, EBITDA and adjusted EBITDA are used by management and the Company’s lenders in evaluating the Company’s performance because it believes that they permit management and the Company’s lenders to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-operating expenses as well as certain non-cash expenses and non-recurring expenses.

EBITDA and Adjusted EBITDA Reconciliation to Net Earnings

(In millions of US dollars)

(Unaudited)

	Three months ended			Six months ended
	June 30, 2015	March 31, 2015	June 30, 2014	June 30, 2015	June 30, 2014
	$	$	$	$	$
Net earnings	11.7	11.8	12.1	23.5	23.7
Interest and other finance costs	1.4	(0.0)	1.1	1.4	2.3
Income tax expense	4.7	4.4	7.5	9.2	14.9
Depreciation and amortization	6.9	6.7	6.7	13.7	12.7

EBITDA	24.8	22.9	27.4	47.7	53.6
Manufacturing facility closures, restructuring and other related charges	0.1	0.7	1.0	0.8	2.4
Stock-based compensation expense (benefit)	2.1	(0.0)	1.0	2.1	(0.0)
Impairment of long-lived assets and other assets	—	(0.0)	—	(0.0)	—
Loss on disposal of plant, property and equipment	0.0	0.0	0.1	0.0	0.1

Adjusted EBITDA	27.1	23.5	29.5	50.6	56.1

Adjusted Net Earnings (Loss)

A reconciliation of the Company’s adjusted net earnings (loss), a non-GAAP financial measure, to net earnings (loss), the most directly comparable GAAP financial measure, is set out in the adjusted net earnings (loss) reconciliation table below. Adjusted net earnings (loss) should not be construed as net earnings (loss) as determined by GAAP. The Company defines adjusted net earnings (loss) as net earnings (loss) before (i) manufacturing facility closures, restructuring and other related charges; (ii) stock-based compensation expense (benefit); (iii) impairment of goodwill; (iv) impairment of long-lived assets and other assets; (v) write-down on assets classified as held-for-sale; (vi) (gain) loss on disposal of property, plant and equipment; (vii) other discrete items as shown in the table below; and (viii) the income tax effect of these items. The term “adjusted net earnings (loss)” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted net earnings (loss) is not a measurement of financial performance under GAAP and should not be considered as an alternative to net earnings (loss) as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it permits investors to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-cash expenses and non-recurring expenses. In addition, adjusted net earnings (loss) is used by management in evaluating the Company’s performance because it believes that it permits management to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-cash expenses and non-recurring expenses.

Adjusted earnings (loss) per share is also presented in the following table and is a non-GAAP financial measure. Adjusted earnings (loss) per share should not be construed as earnings (loss) per share as determined by GAAP. The Company defines adjusted earnings (loss) per share as adjusted net earnings (loss) divided by the weighted average number of common shares outstanding, both basic and diluted. The term “adjusted earnings (loss) per share” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted earnings (loss) per share is not a measurement of financial performance under GAAP and should not be considered as an alternative to earnings (loss) per share as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it permits investors to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-cash expenses and non-recurring expenses. In addition, adjusted earnings (loss) per share is used by management in evaluating the Company’s performance because it believes that it permits management to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-cash expenses and non-recurring expenses.

Adjusted Net Earnings Reconciliation to Net Earnings

(In millions of US dollars, except per share amounts and share numbers)

(Unaudited)

	Three months ended			Six months ended
	June 30, 2015	March 31, 2015	June 30, 2014	June 30, 2015	June 30, 2014
	$	$	$	$	$
Net earnings	11.7	11.8	12.1	23.5	23.7
Manufacturing facility closures, restructuring and other related charges	0.1	0.7	1.0	0.8	2.4
Stock-based compensation expense (benefit)	2.1	(0.0)	1.0	2.1	(0.0)
Impairment of long-lived assets and other assets	—	(0.0)	—	(0.0)	—
Loss on disposals of property, plant and equipment	0.0	0.0	0.1	0.0	0.1
Income tax effect of these items	0.1	0.2	0.4	0.3	0.2

Adjusted net earnings	14.1	12.6	14.7	26.8	26.5

Earnings per share

Basic	0.20	0.19	0.20	0.39	0.39
Diluted	0.19	0.19	0.19	0.38	0.38

Adjusted earnings per share

Basic	0.24	0.21	0.24	0.45	0.44
Diluted	0.23	0.20	0.23	0.43	0.42

Weighted average number of common shares outstanding

Basic	59,727,825	60,471,031	60,825,745	60,091,438	60,801,333
Diluted	61,739,717	62,198,126	62,569,430	61,929,200	62,536,098

Free Cash Flows

The Company is reporting free cash flows, a non-GAAP financial measure, because it is used by management and investors in evaluating the Company’s performance and liquidity. Free cash flows does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Free cash flows should not be interpreted to represent residual cash flow available for discretionary purposes, as it excludes other mandatory expenditures such as debt service.

Free cash flows is defined by the Company as cash flows from operating activities less purchases of property, plant and equipment.

Free Cash Flows Reconciliation

(In millions of US dollars)

(Unaudited)

	Three months ended			Six months ended
	June 30, 2015	March 31, 2015	June 30, 2014	June 30, 2015	June 30, 2014
	$	$	$	$	$
Cash flows from operating activities	25.7	0.9	18.2	26.6	23.0
Less purchases of property, plant and equipment	(6.2)	(9.0)	(10.2)	(15.1)	(24.5)

Free cash flows	19.6	(8.1)	8.0	11.5	(1.5)

Conference Call

A conference call to discuss the Company’s 2015 second quarter results will be held Thursday, August 13, 2015, at 10 A.M. Eastern Time. Participants may dial 877-223-4471 (USA & Canada) and 647-788-4922 (International).

AN ACCOMPANYING PRESENTATION WILL ALSO BE AVAILABLE. PLEASE CLICK THE LINK OR TYPE INTO YOUR BROWSER TO ACCESS:

http://www.itape.com/Investor-Relations/Events-and-Presentations/Investor-Presentations

You may access a replay of the call by dialing 800-585-8367 (USA & Canada) or 416-621-4642 (International) and entering Access Code 70159590. The recording will be available from August 13, 2015 at 1:00 P.M. until September 13, 2015 at 11:59 P.M. Eastern Time.

About Intertape Polymer Group Inc.

Intertape Polymer Group Inc. is a recognized leader in the development, manufacture and sale of a variety of paper and film based pressure sensitive and water activated tapes, polyethylene and specialized polyolefin films, woven coated fabrics and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota, Florida, the Company employs approximately 1,950 employees with operations in 16 locations, including 11 manufacturing facilities in North America and one in Europe.

Forward-Looking Statements

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, “forward-looking statements”), which are made in reliance upon the protections provided by such legislation for forward-looking statements. All statements other than statements of historical facts included in this press release, including statements regarding the anticipated significant reduction in the inefficiencies related to the ramp-up of duct tape production at the new Blythewood, South Carolina facility, the South Carolina Project, including the expected timeline, expected timing for realization of cost savings, the South Carolina Duplicate Overhead Costs, the timing of transferring production of masking tape, the timing for reducing and resolving ramp-up inefficiencies, the expected amounts of capital expenditures and the expected amount of cost savings, the Company’s dividends, and the Company’s 2015 third quarter outlook, may constitute forward-looking statements. These forward-looking statements are based on current beliefs, assumptions, expectations, estimates, forecasts and projections made by the Company’s management. Words such as “may,” “will,” “should,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: business conditions and growth or declines in the Company’s industry, the Company’s customers’ industries and the general economy; the anticipated benefits from the Company’s manufacturing facility closures and other restructuring efforts; the quality, and market reception, of the Company’s products; the Company’s anticipated business strategies; risks and costs inherent in litigation; the Company’s ability to maintain and improve quality and customer service; anticipated trends in the Company’s business; anticipated cash flows from the Company’s operations; availability of funds under the Company’s Revolving Credit Facility; and the Company’s ability to continue to control costs. The Company can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Readers are cautioned not to place undue reliance on any forward-looking statement. For additional information regarding important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read “Item 3 Key Information—Risk Factors”, “Item 5 Operating and Financial Review and Prospects (Management’s Discussion & Analysis)” and statements located elsewhere in the Company’s annual report on Form 20-F for the year ended December 31, 2014 and the other statements and factors contained in the Company’s filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of these forward-looking statements speaks only as of the date of this press release. The Company will not update these statements unless applicable securities laws require it to do so.

Note to readers: Complete consolidated financial statements and Management’s Discussion & Analysis are available on the Company’s website at www.itape.com in the Investor Relations section or under the Company’s profile on SEDAR at www.sedar.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

MaisonBrison Communications

Pierre Boucher

514-731-0000